U. S. Securities and Exchange Commission

                             Washington, D.C. 20549



                                  FORM 10-SB/A
                                Amendment No. 2

                               File No.: 000-29621


                                 CIK:0001039466

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             SUN RIVER MINING, INC.

                               -------------------
                 (Name of Small Business Issuer in its charter)


         COLORADO                                     84-1384159
- ------------------------------------                  ----------
State or other jurisdiction of                        IRS Employer ID Number
incorporation or organization


1909 P Street, Ord, Nebraska                          68862
- -------------------------------------------------------------------
(Address of principal executive offices)             (Zip Code)


Issuer's telephone number:   308-728-3509


Securities to be registered under Section 12(b) of the Act:

Title of each class              Name of each exchange on which
to be so registered              each class is to be registered

Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock
(Title of class)

                                TABLE OF CONTENTS
                                     PART I

                                                                          Page

Item 1.  Business.....................................................     3

Item 2.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations....................           23

Item 3.  Properties..................................................      25

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management........................................            25

Item 5.  Directors and Executive Officers of the Registrant..........      26

Item 6.  Executive Compensation......................................      29

Item 7.  Certain Relationships and Related Transactions..............      31

Item 8.  Description of Securities...................................      33

                                     PART II

Item 1.  Market for Registrant's Common Stock and
         Security Holder Matters...............................            35

Item 2.  Legal Proceedings...........................................      35

Item 3.  Changes in and Disagreements with Accountants
         on Accounting and Financial Disclosure................            35

Item 4.  Recent Sales of Unregistered Securities.....................      36

Item 5.  Indemnification of Directors and Officers...................      47

                                    PART F/S


Signature Page................................                             48

Index to Financial Statements......................                        49

Financial Statements and Supplementary Data......                     F-1 - F-19

Index to Exhibits................................                          50

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS.
- ---------------------------------

GENERAL

CURRENT BUSINESS

         The Company has no commercial operations as of date hereof. The Company has no employees. The Company owns no real estate.

         The Company is a "shell" company and its only current business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has no capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

         At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company is filing Form 10-SB on a voluntary basis in order to become a 12(g) registered company under the Securities Exchange Act of 1934. As a "reporting company," the Company may be more attractive to a private acquisition target because it may be listed to trade its shares on the OTCBB.

         It is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have an interest in considering a merger or acquisition with the Company. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given that no funds that are available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

         The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or a stock exchange (See "Investigation and Selection of Business Opportunities"). The Company anticipates that the business opportunities presented to it will (i) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued. Given the above factors, investors should expect that any acquisition candidate may have a history of losses or low profitability.

         The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

         As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would be issued by the Company or purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates.

         If stock is purchased from the current shareholders, the transaction is very likely to result in substantial gains to them relative to their purchase price for such stock. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

         Depending upon the nature of the transaction, the current officers and directors of the Company may resign management positions with the Company in connection with the Company's acquisition of a business opportunity. See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management." In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the Company's combination with a business opportunity.

         It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and director, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

         The Company does not foresee that it would enter into a merger or acquisition transaction with any business with which its officers or directors are currently affiliated. Should the Company determine in the future, contrary to foregoing expectations, that a transaction with an affiliate would be in the best interests of the Company and its stockholders, the Company is in general permitted by Colorado law to enter into such a transaction if:

         1. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the Board of Directors, and the Board in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (at present, the Company would be unable to enter into any such transactions because there may be no disinterested directors who might vote on an affiliate transaction) or

         2. The material facts as to the relationship or interest of the affiliate and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

         3. The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors or the stockholders.


INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

         To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the company will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Company will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for such company's products or services will likely not be established, and such company may not be profitable when acquired.

         It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

         It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

         The analysis of business opportunities will be undertaken by or under the supervision of the Company's President, who is not a professional business analyst. See "Management." Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

         1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

         2. The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

         3. Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 recently adopted by the Securities and Exchange Commission. See "Risk Factors - The Company
- -Regulation of Penny Stocks."

         4. Capital requirements and anticipated availability of required funds, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

         5. The extent to which the business opportunity can be advanced;

         6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

         7. Strength  and  diversity  of  existing   management,  or  management
prospects that are scheduled for recruitment;

         8. The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

         9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

         In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards include the requirements that the issuer of the securities that are sought to be listed have total net tangible assets of at least $4,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

         No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

         The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more. Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a
financial  plan  of  operation  and  estimated  capital  requirements;   audited
financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

         As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

         It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on another exchange which would make them exempt from applicability of the "penny stock" regulations. See "Risk Factors -- Regulation of Penny Stocks."

         Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

         There are no loan arrangements or arrangements for any financing whatsoever relating to any business opportunities.

FORM OF ACQUISITION

         It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

         It is likely that the Company will acquire its participation in a business opportunity through the issuance of common stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

         It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

         The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

         As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

         It  is  anticipated  that  the   investigation  of  specific   business
opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

         In all probability, upon completion of an acquisition or merger, there will be a change in control through issuance of substantially more shares of common stock. Further, in conjunction with an acquisition or merger, it is likely that management may offer to sell a controlling interest at a price not relative to or reflective of any value of the shares sold by management, and at a price which could not be achieved by individual shareholders at the time.


INVESTMENT COMPANY ACT AND OTHER REGULATION

         The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

         Section 3(a) of the Investment Act contains the definition of an "investment company," and it excludes any entity that does not engage primarily in the business of investing, reinvesting or trading in securities, or that does not engage in the business of investing, owning, holding or trading "investment securities" (defined as "all securities other than government securities or securities of majority-owned subsidiaries") the value of which exceeds 40% of the value of its total assets (excluding government securities, cash or cash items). The Company intends to implement its business plan in a manner which will result in the availability of this exception from the definition of "investment company." Consequently, the Company's participation in a business or opportunity through the purchase and sale of investment securities will be limited.

         The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

         Any securities which the Company might acquire in exchange for its common stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a distribution, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

         An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

COMPETITION

         The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities will have significantly greater experience, resources and managerial capabilities than the Company and will therefore be in a better position than the Company to obtain access to attractive business opportunities. The Company also will possibly experience competition from other public "blank check" companies, some of which may have more funds available than does the Company.

NO RIGHTS OF DISSENTING SHAREHOLDERS

         The Company does not intend to provide Company shareholders with complete disclosure documentation including audited financial statements, concerning a possible target company prior to acquisition, because Colorado Business Corporation Act vests authority in the Board of Directors to decide and approve matters involving acquisitions within certain restrictions. A transaction could be structured as an acquisition, not a merger, with the Registrant being the parent company and the acquiree being merged into a wholly owned subsidiary. Therefore, a shareholder will have no right of dissent under Colorado law.

         The Business Corporation Act allows mergers and acquisitions without shareholder vote under the following circumstances:

         7-111-101. Merger. A corporation may merge into a Colorado corporation if the board of directors of each corporation adopts a plan of merger and the shareholders of each corporation, if required by section 7-111-103, approve the plan of merger.

         7-111-102. Share Exchange. A Colorado corporation may acquire all of the outstanding shares of one or more classes or series of another domestic corporation if the board of directors of each corporation adopts a plan of share exchange and the shareholders of each corporation, if required by section 7-111-103, approve the plan of share exchange.

         Colorado Revised Statute 7-111-103 (7) provides:

         (7) Action by the shareholders of the surviving corporation on a plan of merger is not required if:

                  (a) The articles of incorporation of the surviving corporation will not differ, except for amendments enumerated in section 7-110-102, from its articles of incorporation before the merger;

                  (b) Each shareholder of the surviving corporation whose shares were outstanding immediately before the merger will hold the same number of shares, with identical designations, preferences, limitations, and relative rights, immediately after the merger;

                  (c) The number of voting shares outstanding immediately after the merger, plus the number of voting shares issuable as a result of the merger either by the conversion of securities issued pursuant to the merger or by the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than twenty percent the total number of voting shares of the surviving corporation outstanding immediately before the merger; and

                  (d) The number of participating shares outstanding immediately after the merger, plus the number of participating shares issuable as a result of the merger either by the conversion of securities issued pursuant to the merger or by the exercise of rights and warrants issued pursuant to the merger, will not exceed by more than twenty percent the total number of participating shares outstanding immediately before the merger.

         (8) As used in subsection (7) of this section:

                  (a) "Participating shares" means shares that entitle their holders to participate without limitation in distributions.

                  (b) "Voting shares" means shares that entitle their holders to vote unconditionally in elections of directors.

         These   provisions    notwithstanding,    Colorado   Revised   Statutes
         7-111-102(4) provides:

                  This section does not limit the power of a corporation to acquire all or part of the shares of one or more classes or series of another corporation through a voluntary exchange of shares or otherwise.

                  7-111-104 provides merger of parent and subsidiary. By complying with the provisions of this section, a parent corporation owning at least ninety percent of the outstanding shares of each class of a subsidiary corporation may either merge such subsidiary into itself or merge itself into such subsidiary.

                  No vote of the shareholders of such subsidiary shall be required with respect to the merger. If the subsidiary will be the surviving corporation, the approval of the shareholders of the parent corporation shall be sought in the manner provided in section 7-111-103(1) to (6). If the parent will be the surviving corporation, no vote of its shareholders shall be required if all of the provisions of section 7-111-103 (7) are met with respect to the merger. If all of such provisions are not met, the approval of the shareholders of the parent shall be sought in the manner provided in subsections (1) to (6) of section 7-111-103.


NO TARGET CANDIDATES FOR ACQUISITION

         None of the Company's Officers, Directors, promoters, affiliates, or associates have had any preliminary contact or discussion with any specific candidate for acquisition. There are no present plans, proposals, arrangements, or understandings with any representatives of the owners of any business or company regarding the possibility of an acquisition transaction.

HISTORY

         Sun River Mining Inc. ("Sun River", the "Company" or the "issuer") is a Colorado corporation incorporated on February 25, 1997 to assume control of two subsidiaries, Grupo Inversor Rio Del Sol S.A. ("Rio Del Sol"), and North Bolivian Investment S.A. ("NBI"), respectively 99.6% and 99.9924% then owned by Sun River. Rio Del Sol and NBI were both Bolivian corporations. Neither Sun River nor the subsidiaries had any operational history or engaged in significant business operations, and have not generated revenues since inception. The Registered Office of Sun River is 1909 P Street, Ord, Nebraska 68862.

         In 1997, the Company issued to its founding director, Randy McCall, a total of 100,000 shares of common stock for a total of $100. In 1997, Randy McCall and seven other entities exchanged shares of two Bolivian companies for 8,900,000 shares. Mr. McCall received 1,500,000 shares. Paul Enright, K. Mark Skow and Ronald Sparkman each received 2,000,000 shares. William Petty received 400,000 shares, Grupo Inversor Rio Del Sol, S.A. received 788,000, Oscar Morales received 200,000 and Mery Villarreal Filipovich received 12,000 shares. The Company had transactions with the following promoters: (i) Scott Wilding was issued 25,000 common shares for his assistance in newsletter and press release preparation, (ii) Larry McNabb was issued 500,000 common shares for assistance with investor and broker/dealer relations, and (iii) Capital Investment Resources was issued 450,000 common shares for financing consultation and broker/dealer relations (see ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS).


         The original planned business of Sun River was the acquisition and evaluation of gold prospects, the exploration and development of such prospects, and the production of gold to be sold to international gold wholesalers. The business plan was unsuccessful. No new products or services have been announced to the public. The issuer does not does not currently own any patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. The issuer has no current sources of raw materials. Governmental approval of principal products or services is not required. The estimate of the amount spent the last two fiscal years on direct costs of searching for mining concessions with merit are approximately $335,000 for the current fiscal year and $599,000 for the prior fiscal year. None of the costs are borne by the customers. No significant cost has been incurred regarding compliance with environmental laws.

         In March 1997, Rio Del Sol entered into a Letter of Understanding whereby Rio Del Sol would acquire an 81% interest in Aluvion S.A., a Bolivian corporation, engaged in the acquisition and exploration of alluvial gold properties in Bolivia, for a total consideration of approximately $9.7 million including the assumption of certain indebtedness. Rio Del Sol's rights and obligation under the Aluvion Agreement have been transferred to NBI. On June 10 and September 11, 1998 NBI received, from Aluvion and its shareholders, an addendum to the original Letter of Understanding agreement amending certain terms including extending the time for payments of the balance due until January 31, 1999. The initial business of Sun River was the acquisition and evaluation of gold properties in Bolivia, the exploration and development of such properties for the production of gold.

         Aluvion owned or expected to acquire contractual rights to explore and/or produce gold from several alluvial properties in Bolivia in the Tipuani gold mining district in northwestern Bolivia, which includes the Tipuani and Kaka Rivers and neighboring properties whose mineral rights are held by Central de Cooperativas Cangalli. Alluvion expected to acquire similar rights to explore and/or produce gold from alluvial properties in and along the Upper Tipuani River and Kaka River. Following the completion of the Aluvion Acquisition, the Sun River Group was to have interests in several gold properties, which it intended to bring into production. Those properties may be considered in two categories: dredging properties and dry land properties. Aluvion was to own all of the Sun River Group's rights to dredging properties and be the operator of those properties. The proportionate net interest of Sun River in the dredging properties of Aluvion was to be equivalent to Sun River's indirect equity interest of approximately 81% in Aluvion. The Aluvion transaction was not completed due to numerous factors including lack of funding and contract and title issues, and Sun River did not acquire an 81% interest in Aluvion.

         Sun River retained Watts, Griffis and McOuat Limited, an international firm of consulting geologists and engineers, to review Aluvion's estimates of these reserves and of the capital and operating costs of the various projects.

         In order to bring the planned projects into commercial production in the preferred time period, Sun River needed to complete a major financing in the estimated minimum amount of $16.4 million. That amount would have allowed Sun River to complete the acquisition of 81% of Aluvion and provide enough capital to put the operating plan into effect. Although Sun River intended to seek a capital commitment of $20 million from a perspective joint venture partner, the amount over $16.4 million was expected to be released back to the joint venture partner at an early stage. As an alternative to the joint venture structure, Sun River had analyzed a corporate financing whereby new investors would contribute the required capital in return for common shares of Sun River. The necessary financing to carry out the Company's plans in the mineral industry was never achieved, and the Company had to abandon all of its mineral business ventures and plans.


         In May 1998 Sun River entered into a Letter of Intent with Empire Ventures, Inc. ("Empire") to acquire all of the outstanding shares of Empire, which owns mineral properties in Colorado in exchange for 2,300,000 shares of Sun River common stock. Empire was unable to provide to Sun River assurances that there was no material liability regarding environmental issues, and therefore the transaction was not completed.

         On  January  9,  1999,  Rio Del Sol  entered  into  an  agreement  with
Cooperativa Minera Aurifera 26 de Septiembre Poroma Ltda ("Cooperativa") concerning a prospect ("Challana"), which is located along the Challana River in the Tipuani gold mining district of Bolivia.


         Sun River Mining, Inc. received a report entitled "Review and Evaluation of the Challana Project, Tipuani Mining District, Bolivia" from
Patagonia Capital Corp. ("Patagonia") of Evergreen, Colorado. Patagonia was retained to provide an independent, third party assessment of the Challana Project and recommendations concerning the Sun River Group's financial needs. Discussions contained in the Patagonia report included the belief that "Challana is a low-risk exploration project with significant upside potential, and a property that clearly merits further exploration and development." An exploration/development budget of US$500,000 was proposed and agreed to by the parties. Rio Del Sol was to retain ownership of the capital equipment required for the project (estimated to be approximately one-half of the $500,000 required investment). Sun River did not have the funds to fulfill the contractual terms of the agreements with the Cooperativa and unsuccessfully pursued funding to meet the terms of these agreements.


         Sun River had two Bolivian subsidiaries which it has abandoned and they are dissolved. Due to the extremely difficult financial environment now present in the precious metals mining industry, the payment terms of the agreements regarding the Bolivian prospects, the marginal economics indicated in light of recent gold prices, the continuing decline in the price of gold, and the risk of doing business in a foreign country including relying on other people to manage certain aspects of the business or provide necessary professional services, neither the subsidiaries nor the Sun River was able to secure the funds, or a commitment for such funds, necessary to fulfill contractual agreements. Sun River ceased funding to its former Bolivian subsidiaries and has expensed all investment, $923,834 including the initial April 3, 1997 investment of $312,106, in such subsidiaries.


         On June 9, 1999, Sun River entered into an agreement with Compania Minera Cerros del Sur S. de R.L. de C.V. to purchase the mineral company and its principal holdings, including a mineral concession, a producing mine and a processing plant at Clavo Rico, near the city of Choluteca, southern Honduras. The companies agreed for Sun River Mining to evaluate the company for a period of up to 90 days, after which time Sun River had the option to acquire 100% of the operating company. The assets included a mining concession of approximately 500 acres and approximately 23 acres of deeded surface. On October 19, 1999, the Agreement was reaffirmed as the parties agreed that Sun River shall have up to an additional 90 days in which to continue to evaluate the property and disburse the first acquisition payment. Total purchase price was $335,000 payable in two installments within 90 days after signing a definitive agreement to purchase.
The Company does not presently have adequate funds secured to fulfill any contractual agreements and the option to purchase has expired. The Company does not intend to further pursue any venture in the minerals industry.

ADMINISTRATIVE OFFICES


         The Company currently maintains a mailing address at 1909 P Street, Ord, Nebraska 68862 which is the office address of its President, Randy A. McCall. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address. The Company rented office facilities until December 1999.


EMPLOYEES

         The Company is a "shell" company and currently has two employees, neither of which is full time. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers prior to, or in conjunction with, the completion of a business acquisition for services actually rendered, if any. See "Executive Compensation" and under "Certain Relationships and Related Transactions."


RISK FACTORS


         1. ABILITY TO CONTINUE AS A GOING CONCERN. The Company has a history of losses and accumulated deficit. The Company has never had revenues from operations. These factors, as noted by the Company's auditors, indicate that the Company has substantial doubt about its ability to continue as a going concern.


         2. CONFLICTS OF INTEREST. Certain conflicts of interest may exist between the Company and its officers and directors. They have other business interests to which they devote their attention, and may be expected to continue to do so although management time should be devoted to the business of the Company. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

         It is anticipated that Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of his common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's officers may consider his own personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

         3. NEED FOR ADDITIONAL FINANCING. The Company has no funds, and such funds are not adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

         4. REGULATION OF PENNY STOCKS. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore.

         In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities
Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of owners of Shares to sell the securities of the Company in any market that might develop for them.

         Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker- dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

         5. LACK OF OPERATING HISTORY. The Company was formed in February 1997 for the purpose of entering the minerals mining business which business plan was unsuccessful. The Company must be regarded as a new or start-up venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

         6. NO ASSURANCE OF SUCCESS OR PROFITABILITY. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's common stock will be increased thereby.

         7. POSSIBLE BUSINESS - NOT IDENTIFIED AND HIGHLY RISKY. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity and therefore can disclose the risks and hazards of a business or opportunity that it may enter into in only a general manner, and cannot disclose the risks and hazards of any specific business or opportunity that it may enter into. An investor can expect a potential business opportunity to be quite risky. The Company's acquisition of or participation in a business opportunity will likely be highly illiquid and could result in a total loss to the Company and its stockholders if the business or opportunity proves to be unsuccessful. See Item 1 "Description of Business."


         8. UNKNOWN BUSINESS MAY ACQUIRE CONTROL. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.


         9. IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION. The Company's lack of funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto.
Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

        10. LACK OF DIVERSIFICATION. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

         11. RELIANCE UPON FINANCIAL STATEMENTS. The Company generally will require audited financial statements from companies that it proposes to acquire. Given cases where audited financials are available, the Company will have to rely upon interim period unaudited information received from target companies' management that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and recent interim operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

         Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information about significant acquisitions, including audited financial statements for any business that it acquires. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action would have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

         In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

         12. OTHER REGULATION. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

         13. DEPENDENCE UPON MANAGEMENT; LIMITED PARTICIPATION OF MANAGEMENT. The Company currently has only two individuals who are serving as its officers and directors on a part time basis, currently less than five hours per month each. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of the officers and directors to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.


         14. LACK OF CONTINUITY IN MANAGEMENT. After March 15, 2000, the Company does not have an employment agreement with its officers and directors, and as a result, there is no assurance they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign subject to compliance with Section 14f of the Securities Exchange Act of 1934. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

         15. INDEMNIFICATION OF OFFICERS AND DIRECTORS. Colorado Statutes provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

         16. DIRECTOR'S LIABILITY LIMITED. Colorado Statutes exclude personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

         17. DEPENDENCE UPON OUTSIDE ADVISORS. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's President without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the President of the Company considers it necessary to hire outside advisors, he may elect to hire persons who are affiliates, if they are able to provide the required services.

         18. LEVERAGED TRANSACTIONS. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

         19. COMPETITION. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

         20. NO FORESEEABLE DIVIDENDS. The Company has not paid dividends on its common stock and does not anticipate paying such dividends in the foreseeable future.

         21. LOSS OF CONTROL BY PRESENT MANAGEMENT AND STOCKHOLDERS. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired, an amount of the Company's authorized but unissued common stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, the Company's major shareholders could sell control blocks of stock at a premium price to the acquired company's stockholders.

         22. RULE 144 SALES. All of the outstanding shares of common stock held by present officers, directors, and stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. Nonaffiliate shareholders holding common shares of the Company have held their shares for two years and under Rule 144(K) are eligible to have freely tradable shares. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop. Of the total shares outstanding, shares become available for resale (subject to volume limitations for affiliates) under Rule 144 when the Company's 12(g) Registration Statement becomes effective subject to other applicable requirements under the Rule.

         23. BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

         24. BLUE SKY RESTRICTIONS. Many states have enacted statutes or rules which restrict or prohibit the sale of securities of "blank check" companies to residents so long as they remain without specific business companies. To the extent any current shareholders or subsequent purchaser from a shareholder may reside in a state which restricts or prohibits resale of shares in a "blank check" company, warning is hereby given that the shares may be "restricted" from resale as long as the company is a shell company.


         At the date of this registration statement, the Company has no intention of offering further shares in a private offering to anyone except that its former President, Steven R. Davis, has an option to purchase 325,000 shares of common stock at $.01 per share. Further, the policy of the Board of Directors is that any future offering of shares will only be made after an acquisition has been made and can be disclosed in appropriate 8-K filings.


         In the event of a violation of state laws regarding resale of "blank check" shares the Company could be liable for civil and criminal penalties which would be a substantial impairment to the Company. At date of this registration statement, all shareholders' shares bear a "restrictive legend," and the Company will examine each shareholders' resident state laws at the time of any proposed resale of shares now outstanding to attempt to avoid any inadvertent breach of state laws.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS OR PLAN OF OPERATIONS
- ------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES

         The Company remains in the development stage and, since inception, has experienced significant liquidity problems and has no significant capital resources now and has stockholder's deficit of ($673,403) at December 31, 1999. The Company has nominal current assets in the form of cash of $81 and total assets of $3,697 at December 31, 1999.


         The Company is unable to carry out any plan of business without funding. The Company cannot predict to what extent its current lack of liquidity and capital resources will impair the consummation of a business combination or whether it will incur further operating losses through any business entity which the Company may eventually acquire. There is no assurance that the Company can continue as a going concern without substantial funding, for which there is no source.

RESULTS OF OPERATIONS FOR YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO SEPTEMBER 30, 1998


     During the period from February 25, 1997 (inception) through date of this registration statement the Company has engaged attempts at commencing mineral exploration operations and organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were ever received by the Company. The company incurred operating expenses in year ended September 30, 1999 of ($1,183,867) as compared to expenses of $171,874 in year ended September 30, 1998. The net loss on operations was $(1,482,017), for year ended September 30, 1999 including impairment loss of ($298,150), compared to an operating loss of ($770,858) in year ended September 30, 1998 which included an impairment loss of ($598,984). In the fiscal year ended September 30, 1999, the company incurred $761,541 in 1999. Due Diligence costs of $40,454 were incurred in 1999 and none were incurred in 1998. Salaries for officers were $165,750 in 1999 and $87,000 in 1998. Public relations costs were $85,080 in 1999 and none in 1998. Loss per share in 1999 and 1998 was ($.07) and ($.08), respectively. Such losses will continue unless revenues and business can be acquired by the company. There is no assurance that revenues or profitability will ever be achieved by the company.


RESULTS OF OPERATIONS FOR QUARTER ENDED DECEMBER 31, 1999


         The Company had no revenues in the period ended December 31, 1999 or 1998. The Company incurred $78,984 in expenses for the period in 1999 and $142,994 in 1998.



     The net operating loss in the quarter ended December 31, 1999 was ($38,687) after a gain on forgiveness of debt of ($40,397) compared to ($243,652) in loss in the period in 1998 including ($100,658) in impairment loss. The operating losses were as a result of salaries, exploration, consulting, and out-of-pocket expenses. The net loss per share was ($.002) per share in the period in 1999 compared to ($.03) in 1998. All attempts at operations in the mineral exploration business were terminated by December 31, 1999. Losses will continue unless a profitable business opportunity can be acquired.



         For the current fiscal year, the Company anticipates incurring a loss as a result of legal and accounting expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than interest income, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

NEED FOR ADDITIONAL FINANCING

         The Company does not have capital sufficient to meet the Company's cash needs, including the costs of compliance with the continuing reporting requirements of the Securities Exchange Act of 1934. The Company will have to seek loans or equity placements to cover such cash needs. In the event the Company is able to complete a business combination during this period, lack of its existing capital may be a sufficient impediment to prevent it from accomplishing the goal of completing a business combination. There is no assurance, however, that without funds it will ultimately allow registrant to complete a business combination. Once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

         No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses as they may be incurred.

         Irrespective   of  whether  the  Company's  cash  assets  prove  to  be
inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

YEAR 2000 ISSUES


         Year 2000 problems result primarily from the inability of some computer software to properly store, recall, or use data after December 31, 1999. These problems may affect many computers and other devices that contain embedded computer chips. The Company's operations, however, do not rely on information technology (IT) systems. Accordingly, the Company does not believe it will be material affected by Year 2000 problems. The Company experienced no disruption for year 2000 problems.


         The Company could be improved by non-IT systems that may suffer from Year 2000 problems, including telephone systems and facsimile and other office machines. Moreover, third-parties suppliers may suffer from Year 2000 problems that could affect the Company's operations, including banks, oil field operators, and utilities. In light of the Company's minimal operations, the Company does not believe that such non-IT systems or third-party Year 2000 problems will affect the Company in a manner that is different or more substantial than such problems affect other similarly situated companies or industry generally. Consequently, the Company does not currently intend to conduct a readiness assessment of Year 2000 problems or to develop a detailed contingency plan with respect to Year 2000 problems that may affect the Company.


ITEM 3. DESCRIPTION OF PROPERTY.
- -------------------------------


         The Company has no property. The Company does not currently maintain an office or any other facilities. It does currently maintain a mailing address at 1909 P Street, Ord, Nebraska 68862, which is the office address of its President, Randy A. McCall. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
- ------------------------------------------------------------------------

         The following table sets forth, as of the date of this Registration Statement, the number of shares of common stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of the Company. Also included are the shares held by all executive officers and directors as a group.

SHAREHOLDERS/                NUMBER OF SHARES                    OWNERSHIP
BENEFICIAL OWNERS                                                PERCENTAGE
- -----------------------------------------------------------------------------
Randy McCall
President and Director
1909 "P" Street
Ord, NE 68862                         1,580,000                  9.66%

Paul Enright
7391 Grant Ranch Rd., #1312
Littleton, CO 80123                   1,900,000                  11.61%

K. Mark Skow
P.O. Box 3614
Carefree, AZ 85377                    1,843,000                  11.27%


All directors and executive
officers as a group (1 person )       1,580,000                  9.66%


Each principal shareholder has sole investment power and sole voting power over the shares.

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.
- ------------------------------------------------------------------------------

         The directors and executive officers currently serving the Company are as follows:

NAME                     POSITION HELD                         TENURE

Randy A. McCall          President & Director              Annual since 1999


         The directors named above will serve until the next annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between the directors and officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

         The directors and officers of the Company will devote such time to the Company's affairs on an "as needed" basis, but less than 20 hours per month. As a result, the actual amount of time which they will devote to the Company's affairs is unknown and is likely to vary substantially from month to month.

BIOGRAPHICAL INFORMATION


         RANDY A. MCCALL, age 49, has been Chairman of the Board of Directors of Sun River Mining, Inc. since the inception of the company and was appointed President in March 1997. He held the office of President until the appointment of Steven R. Davis in March 1999. In May 1999, Mr. McCall assumed the positions of CFO, Corporate Secretary, and Treasurer. In March 2000, he assumed position of President of the Company again, when Steven R. Davis resigned. Mr. McCall is a Certified Public Accountant with over 25 years of senior financial management experience. Prior to joining the Company, Mr. McCall was an independent consultant providing tax, accounting, and managerial services. From 1972 to 1993 he has held positions as the president of a public accounting firm and as the Chief Executive Officer, Chief Financial Officer and/or Chairman of the Board of telecommunications and marketing companies including Com- net, Inc., American Buyers Network, Inc., and Voice Interactive Processing, Inc.


         Management will devote minimal time to the operations of the Company, and any time spent will be devoted to screening and assessing and, if warranted, negotiating to acquire business opportunities.

         None  of  the  Company's   officers  and/or   directors   receives  any
compensation for their respective services rendered to the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of filing this report, the Company has no funds available to pay officers or directors. Further, none of the officers or directors is accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

         It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors were offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction would not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

         It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of filing this report, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

         The Company has adopted a policy that its affiliates and management shall not be issued further common shares of the Company, except in the event discussed in the preceding paragraphs.

PREVIOUS "BLANK CHECK" COMPANY INVOLVEMENT


         Management of the Company has not been involved in prior "blank check" companies.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

         As permitted by Colorado Statutes, the Company may indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

EXCLUSION OF LIABILITY

         The Colorado Business Corporation Act excludes personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Colorado Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

CONFLICTS OF INTEREST

         The officers and directors of the Company will not devote more than a portion of their time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of their other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

         Conflicts of Interest - General. Certain of the officers and directors of the Company may be directors and/or principal shareholders of other companies and, therefore, could face conflicts of interest with respect to potential acquisitions. In addition, officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company's Board of Directors has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers or directors, or in which they or their family members own or hold a controlling ownership interest. Although the Board of Directors could elect to change this policy, the Board of Directors has no present intention to do so. In addition, if the Company and other companies with which the Company's officers and directors are affiliated both desire to take advantage of a potential business opportunity, then the Board of Directors has agreed that said opportunity should be available to each such company in the order in which such companies registered or became current in the filing of annual reports under the Exchange Act subsequent to January 1, 1997.

         The Company's officers and directors may actively negotiate or otherwise consent to the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium over the initial cost of such shares may be paid by the purchaser in conjunction with any sale of shares by the Company's officers and directors which is made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to the Company's officers and directors to acquire their shares creates a potential conflict of interest for them in satisfying their fiduciary duties to the Company and its other shareholders. Even though such a sale could result in a substantial profit to them, they would be legally required to make the decision based upon the best interests of the Company and the Company's other shareholders, rather than their own personal pecuniary benefit.

ITEM 6. EXECUTIVE COMPENSATION.
- ------------------------------

                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES

                            Fiscal     Annual Compensation                                          Awards
Name & Principal            Year       Salary         Bonus        Other Annual          Restricted       Securities
Position                               ($)            ($)          Compensation          Stock            Underlying
                                                                   ($)                   Award(s)         Options/
                                                                                         ($)              SARS (#)
- --------------------------------------------------------------------------------------------------------------------------

Steven R. Davis,            1998       0              0            0                     0                0
President (resigned 2000)   1999       $45,750*       0            0                     0                300,000 shares
                            2000       $22,500        0            0                     0                0

Randy A. McCall,            1998       $60,000**      0            0                     0                0
President,                  1999       $60,000**      0            0                     0                0
Former Secretary            2000       $0             0            0                     0                0
- --------------------------- ---------  -------------- -----------  --------------------- ---------------  ----------------

*$1,500 for partial month March 1999, $6,750 for April, and $7,500 for each month thereafter in 1999 and while employed in 2000, total 1999 salary expense -
Steven R. Davis = $68,250.

**accrued, but not paid

In addition to the salaries above, salaries were paid or accrued to past officers, Joseph R. Wojcik $42,500, and Sam Del Cielo $17,500, for a total in FY
1999 of $165,750.


                                              Directors' Compensation

Name                                    Annual         Meeting        Consulting        Number        Number of
                                        Retainer       Fees ($)       Fees/Other        of            Securities
                                        Fee($)                        Fees ($)          Shares        Underlying
                                                                                        (#)           Options
                                                                                                      SARS (#)
- --------------------------------------------------------------------------------------------------------------------------
A. Director, Randy A. McCall            $1,000         $100           0                 0             0
- --------------------------------------- -------------- -------------  ----------------  ------------- --------------------




                                              Option/SAR Grants Table
Name                     Number of Securities          % of Total                     Exercise         Expiration
                         Underlying                    Options/SARs                   or Price         Date
                         Options/SARs                  Granted to Employees           ($/Sh)
                         Granted (#) in Fiscal Year


- -------------------------------------------------------------------------------------------------------------------
Steven R. Davis          300,000                       100%                           $.10/Sh          Apr - Sept.
(Former President)                                                                                     2004



                                Aggregated Option/SAR Exercises in Last Fiscal Year
                                            and FY-End Option/SAR value

Name                        Shares            Value           Number of Securities          Value of Unexercised
                            Acquired          Realized        Underlying                    In the Money
                            on                ($)             Unexercised                   Options/SARs at FY-
                            Exercise                          Options/SARs at FY-           End ($) Exercisable/
                            (#)                               End (#) Exercisable/          Unexercisable
                                                              Unexercisable


- ---------------------------------------------------------------------------------------------------------------------
Steven R. Davis (1)         0                 0               300,000 Shares Exercisable    0
Randy A. McCall             400,000 (1999)    $24,000         0                             0
Sam Del Cielo(1)            400,000 (1999)    $24,000         0                             0
- --------------------------- ----------------- --------------  ----------------------------  ----------------------------


(1) Former officer and director, now resigned.

Long Term Incentive Plans - Awards in Last Fiscal Year - NONE

         No officer or director has received any other remuneration in the two year period prior to the filing of this registration statement. There is no current plan in existence, to pay or accrue compensation to its officers and directors for services related to seeking business opportunities and completing a merger or acquisition transaction. See "Certain Relationships and Related Transactions." The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.


         As of March 31, 2000 all salaries of officers had been terminated, and any officers now serve without pay.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
- ------------------------------------------------------

         In 1997, the Company issued to its founding Director, Randy McCall, a total of 100,000 shares of common stock for a total of $100. In April 1997, Randy McCall and seven other persons exchanged shares of two Bolivian companies for 8,900,000 shares. Mr. McCall received 1,500,000 shares. Paul Enright, K. Mark Skow and Ronald Sparkman each received 2,000,000 shares. Certificates evidencing the common stock issued by the Company to these persons have all been stamped with a restrictive legend, and are subject to stop transfer orders by the Company.

         Sam Del Cielo, formerly an Officer and Director, received 30,000 shares for services in April 1997.


         Sam Del Cielo, when an Officer and Director, purchased 25,000 shares for $8,750 on December 31, 1998. Mr. Del Cielo exercised a 400,000 share option at $.01 per shares for $4,000 on January 7, 1999.

         Randy McCall, an officer and Director, purchased 50,000 shares for $17,500 on December 31, 1998 and exercised a 400,000 share option on January 7, 1999 for $4,000.

         No officer, director, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

         The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock or in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether or in what amount such a stock issuance might be made.

         Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the common stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.


Summary of Employment Related Contracts and Options


         (a) (1) Director or executive officer in the past two years, (i) Steven R. Davis, President and CEO - employment contract term March 16, 1999 to March 15, 2000, $90,000 per year and option to purchase 300,000 shares of common stock, (ii) Joseph R. Wojcik, Vice President - Expired employment contract term January 16, 1999 to January 15, 2000, $60,000, (iii) Randy A. McCall, former Secretary (now President), Treasurer, CFO and past CEO - Expired employment contract term - April 1, 1998 to March 31, 1999, annual compensation of $60,000 with option to purchase 400,000 shares of common stock, and (iv) Sam Del Cielo, company Secretary and Treasurer - Expired employment contract - April 1, 1998 to March 31, 1999, annual compensation of $30,000 plus option to purchase 400,000 shares of common stock.


Transactions with promoters:
                                                                      Nature and amount of
                                        Nature & amount of value      consideration received
NAME OF PROMOTER                        received by Promoter          by registrant
- ------------------------------          --------------------          -----------------------------


(i)   Scott Wilding                     25,000 common shares          Assistance in newsletter
      688 NW 156th Ave.                 valued at $8,750              and press release preparation
      Pembroke Pines, FL                                              September - December 1998

(ii)  Larry McNabb                      500,000 common shares         Investor and broker/dealer
      213 E. Highland Ave.              valued at $276,500            relations
      Atlantic Highlands, NJ                                          January - February 1999

(iii) Capital Investment Resources      450,000 common shares         Consulting
      14995 Horseshoe Trace             valued at $45,000             broker/dealer relations
                                                                      February - June 1999

(iv)  Titanium Entertainment            35,000 common shares          Consulting fees
      767 106th Ave. N.                 valued at $12,250             December 1998
      Naples, FL  34108




ITEM 8. DESCRIPTION OF SECURITIES.
- ---------------------------------

COMMON STOCK

         The Company's Articles of Incorporation authorize the issuance of 500,000,000 shares of common stock with no par value. Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

         Holders of outstanding shares of common stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds; and, in the event of liquidation, dissolution or winding up of the affairs of the Company, holders are entitled to receive, ratably, the net assets of the Company available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of common stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of common stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's common stock are issued, the relative interests of then existing stockholders may be diluted.

PREFERRED STOCK


         The Company's Articles of Incorporation authorize the issuance of 50,000,000 shares of Preferred Stock with a par value of $.01. The Board of Directors of the Company is authorized to issue the Preferred Stock from time to time in classes and series and is further authorized to establish such classes and series to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each class or series, and to allow for the conversion of Preferred Stock into common stock. No Preferred Stock has been issued by the Company. Preferred Stock may be utilized in making acquisitions. The existence of authorized but unissued preferred stock may prevent or discourage transactions that stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over its then market price.


SHAREHOLDERS

         Each shareholder has sole investment power and sole voting power over the shares owned by such shareholder.

         No shareholder has entered into or delivered any lock up agreement or letter agreement regarding their shares or options thereon. Under Colorado laws, no lock up agreement is required regarding the Company's shares as it might relate to an acquisition.

TRANSFER AGENT

         The Company has engaged United Stock Transfer, Inc., 3615 So. Huron, Suite #104, Englewood, Colorado 80110 as its transfer agent.

REPORTS TO STOCKHOLDERS

         The Company plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements, and to file unaudited quarterly reports and annual reports with audited financial statements as required by the Securities Exchange Act of 1934.

                                     PART II


ITEM 1.  MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON
         EQUITY AND OTHER SHAREHOLDER MATTERS
- -------------------------------------------------------------------
     The Company's shares of common stock began trading on the Over-the-Counter Bulletin Board on September 15, 1998. The prices set forth below represent closing prices as quoted on the OTC BB.


                                        HIGH BID                  LOW BID
                                      ----------                 --------
1998

Fourth Quarter                         $.75                       $.375

1999

First Quarter                          $.75                       $.1562
Second Quarter                         $.2969                     $.0469
Third Quarter                          $.1562                     $.0469
Fourth Quarter                         $.0938                     $.0312

2000

First Quarter                          $.0625                     $.0312



         All quotations reflect interdealer prices without retail markups, markdown, or commission, and may not represent actual transactions.


     A public trading market exists for the Company's securities on the OTCBB There were fifty-seven (57) holders of record of the Company's common stock on February 15, 2000. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS
- ------------------------------------

         The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

         No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to any litigation.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.
- ---------------------------------------------------------------

         Not applicable.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.
- ---------------------------------------------------------

         Since  February  25, 1997 (the date of the  Company's  formation),  the
Company has sold its common  stock to the  persons  listed in the table below in transactions summarized as follows:
                                                     Price per         Number           Total           Date of
NAME                       ADDRESS                   SHARE ($)         OF SHARES        CONSIDERATION   PURCHASE
- ----                       -------                   ---------         ---------        -------------   --------
                                                                                        ($)

Randy McCall(1)            1909 P St                 $.001             100,000          100               3-31-97
                           Ord, NE 68862

Randy McCall(2)            1909 P St                 0.000             1,500,000        *                 4-3-97
                           Ord, NE 68862

Paul Enright(2)            P.O Box 553               0.000             2,000,000        *                 4-3-97
                           Morrison, CO 80465

K. Mark Skow(2)            7620 E. Balao             0.000             2,000,000        *                 4-3-97
                           Scottsdale, AZ 85262

Ronald Sparkman(2)         11215 Chase Ct.           0.000             2,000,000        *                 4-3-97
                           Broomfield, CO 80020

William Petty(2)           2016 Main St.             0.00              400,000          *                 4-3-97
                           Houston, TX 77002

Grupo Inversor Rio         Piso 19 C, Ave. Arce      0.00              788,000          *                 4-3-97
 Del Sol, S.A.(2)          La Paz, Bolivia

Mery Villarreal            Avenida Equador 2277      0.00              12,000           *                 4-3-97
 Filipovich(2)             La Paz, Bolivia

Oscar Morales(2)           AV ORMACHEA & 12TH St     0.00              200,000          *                 4-3-97
                           La Paz, Bolivia

J. Farrel & Therese        1345 42ND St              1.00              2,500            2,500             7-22-97
 Adams   (3)               Boulder, CO 80303

Therese Adams(3)           1345 42ND St              1.00              2,500            2,500             7-22-97
                           Boulder, CO 80303

Arden Anderson(3)          RR1 Box 112D              1.00              5,000            5,000             4-3-97
                           Blooming Prairie, MN

Thomas Bader(3)            833 N Tejon               1.00              75,000           75,000            4-3-97
                           Colorado Springs, CO

James Bennett,Cust.(3)     P.O. Box 191              1.00              1,500            1,500             7-10-97
 For Alexis M. Bennett     Ward, CO 80481

James Bennett,Cust.(3)     P.O. Box 191              1.00              1,500            1,500             7-10-97
 For Clifford J. Bennett   Ward, CO 80481

Charles E. Blaha(3)        1740 M St                 1.00              21,000           21,000            4-3-97
                           Ord, NE 68862



                                       36

Donald Blaha(3)            P.O. Box 248              1.00              18,000           18,000              4-3-97
                           Ord, NE 68862

Michael A. Butler, Cust.   1910 Orchard Ave.         1.00              2,500            2,500               7-14-97
 For Daniel S. Butler(3)   Boulder, CO 80304

Michael A. Butler, Cust.   1910 Orchard Ave.         1.00              2,500            2,500               7-14-97
 For Ryan P. Butler(3)     Boulder, CO 80304

Ray & Olga Chase(3)        P.O. Box 1378             1.00              2,000            2,000               8-14-97
                           Nederland, CO 80466

Errol A. Coslor(3)         P.O. Box 759              1.00              13,000           13,000              7-21-97
                           Kearney, NE 68848

William R. Dodd(3)         P.O. Box 324              1.00              10,000           10,000              4-3-97
                           Ord, NE 68862

Daniel Enright(3)          5161 5TH Ave. N.W.        1.00              10,000           10,000              4-3-97
                           Naples, FL 34119

James Enright(3)           29402 Gadsden Dr.         1.00              1,800            1,800               7-22-97
                           Brighton, CO 80601

Jerome M. & Dorothy        4123 S. Rosemary Way      1.00              5,000            5,000               7-11-97
 A. Gotlieb(3)             Denver, CO 80237

Cynthia Harpst(3)          5161 5TH Ave. N.W.        1.00              7,000            7,000               4-3-97
                           Naples, FL 34119

Kevin Hruza(3)             219 N. 23RD St.           1.00              5,500            5,500               4-3-97
                           Ord, NE 68862

Dennis Hulinsky(3)         P.O. Box 67               1.00              5,000            5,000               4-3-97
                           Ord, NE 68862

Willaim P. Jancosko(3)     3344 Wright Court         1.00              2,500            2,500               7-11-97
                           Boulder, CO 80301

Scott Johnson(3)           5114 Balconies Woods      1.00              62,500           62,500              4-3-97
                           Austin, TX

Brad Keech(3)              1422 Delgany St. #1       1.00              20,000           20,000              4-3-97
                           Denver, CO 80202

Clemens J. Klimek(3)       419 S. 23RD St            1.00              2,000            2,000               4-3-97
                           Oprd, NE 68862

Renate Kuhar(3)            P.O. Box 691              1.00              20,000           20,000              7-22-97
                           Pine, CO 80470


                                       37

Bruce A. Lammers(3)        1920 P St.                1.00              29,200           29,200               4-3-97
                           Ord, NE 68862

Jill Trundle Lopez(3)      4539 Lee Hill Rd          1.00              3,000            3,000                7-16-97
                           Boulder, CO 80302

Robert McBride(3)          RR1 Box 115               1.00              500              500                  4-3-97
                           Ord, NE 68862

Allana E. Novotny(3)       813 N. 8TH St             1.00              1,000            1,000                4-3-97
                           Beatrice, NE 68310

Thomas P & Mary Ann        6334 S. Lamar Ct.         1.00              2,500            2,500                7-11-97
 O'Neill(3)                Littleton, CO 80123

Mel & Jenine Ortner(3)     7710 Ute Highway          1.00              2,500            2,500                7-3-97
                           Longmont, CO 80501

Terry J. Peltz(3)          2817 Laramie Dr.          1.00              2,000            2,000                4-3-97
                           Alliance, NE 69301

Charles E. Peterson(3)     P.O. Box 2366             1.00              5,000            5,000                7-14-97
                           Boulder, CO 80306

Lisa J. Petska(3)          1812 N Street             1.00              1,000            1,000                4-3-97
                           Ord, NE 68862

Vernaon J. & Mercedes      RR1 Box 9                 1.00              1,500            1,500                4-3-97
 A. Potrzeba JTWORS(3)     Elyria, NE 68837

Richard Severson(3)        12516 Williams St         1.00              20,000           20,000               4-3-97
                           Omaha, NE 68144

Sandra Shipman(3)          P.O. Box 2008             1.00              5,000            5,000                4-3-97
                           Littleton, CO 80161

Daniel J. Seifert, Jr(3).  1135 Pearl St             1.00              2,500            2,500                6-24-97
                           Boulder, CO 80302

Joel A. Thompson(3)        4770 Baseline Rd #200     1.00              2,500            2,500                7-10-97
                           Boulder, CO 80303

Jeff A. Tschida(3)         5114 Balconies Woods      1.00              62,500           62,500               4-3-97
                           Aistin, TX 78759

Brian Wicklein(3)          405 Central Ave. S        1.00              5,000            5,000                4-3-97
                           Dodge Center, MN

James Wiecking(3)          92671 Newa St             1.00              500              500                  4-3-97
                           Kapolei, HI


                                       38

William R. Williams(3)     7367 S. Chapparal Cr      1.00              5,000            5,000                7-11-97
                           Aurora, CO 80016

Allen Kent Wilson(3)       1414 Longs Peak Ave.      1.00              2,500            2,500                7-14-97
                           Longmont, CO 80501

Roberta Wolta(3)           5446 W. 100TH Pl.         1.00              47,800           47,800               7-20-97
                           Westminster, CO 80020

Sam Del Cielo(6)           4269 Sumac Ct             0.00              30,000           30,000               4-16-97
                           Boulder, CO 80303

Randall Downey(4)          9351 S Autumn Ash Ct      0.20              25,000           5,000                8-12-98
                           Highlands Ranch, CO

Fashion West (4)           1234 W Cedar Ave.         0.20              25,000           5,.000               8-12-98
 Accessories, Inc          Denver, CO 80223

Sharon Hilb(4)             5278 S. Kenton Way        0.20              125,000          25,000               8-12-98
                           Englewood, CO

Gordon M. Deblasio(4)      1016 Cassils Rd. W        0.20              50,000           100,000              8-12-98
                           Brooks, Alberta

Willaim C. Birge(4)        139 Mandra Dr N E         0.20              50,000           100,000              8-12-98
                           Calgary, Alberta

Terry J. Morishita(4)      P.O. Box 236              0.20              25,000           5,000                8-12-98
                           Rosemary, Alberta

Norman J. Torre(4)         1845 Zinnia St.           0.20              25,000           5,000                8-18-98
                           Golden, CO 80401

Harold Smith(4)            1803 S. Weld Cr.          0.20              5,000            1,000                8-18-98
                           Lakewood, CO 80226

Jack Moore(4)              9952 Tiburon Cr.          0.20              5,000            1,000                8-18-98
                           Littleton, CO 80124

Victor Abbo(4)             250 Arapahoe Rd           0.20              25,000           5,000                8-18-98
                           Boulder, CO 80301

Patrick Bloom(4)           6454 S Present St.        0.20              10,000           2,000                8-18-98
                           Littleton, CO 80120

Carl S. Koch(4)            36 Lynn Ct                0.20              125,000          25,000               8-21-98
                           North Brunswick, NJ

Thomas A. Anderson(4)      1020 21ST St              0.20              63,500           12,700               8-21-98
                           Golden, CO


                                       39

Stephen W. Weathers(4)     1926 S. Xenon St          0.20              50,000           10,000               8-21-98
                           Lakewood, CO 80228

Daniel Enright(4)          405 Roworth               0.20              25,000           5,000                8-15-98
                           Central City, CO 80427

Sanford Shwartz(4)         1010 Orange Pl.           0.20              10,000           2,000                8-25-98
                           Boulder, CO 80304

David Lilja(4)             4998 W. 103RD Cr.         0.20              10,000           2,000                8-25-98
                           Westminster, CO 80030

Michael Osebold(4)         911 16TH ST # 5           0.20              10,000           2,000                8-25-98
                           Boulder, CO 80302

Brian Wicklein(4)          405 Central Ave. S        0.20              17,500           3,500                8-27-98
                           Dodge Center, MN

Stephen W. Weathers(4)     1926 S. Xenon St          0.20              12,500           2,500                8-27-98
                           Lakewood, CO 80228

Tajinder Madan    (4)      222 Hamptons Gardens      0.20              10,000           2,000                8-28-98
                           Calgary, Alberta

William D. Pate (4)        323 Martin Grove Rd.      0.20              20,000           4,000                8-28-98
                           Etobicoke, Ontario

Andrew Janiec(4)           1202 Harwood St.          0.20              10,000           2,000                8-28-98
                           Vancouver, B.C.

Tim Kohn(4)                7224-21 A St. SE          0.20              10,000           2,000                8-28-98
                           Calgary, Alberta

Joel Rheinbolt(4)          7608 Thornlee Dr.         0.20              30,000           6,000                8-28-98
                           Lake Worth, Florida

Genevieve Gray (4)         5508 Temple Rd. NE        0.20              10,000           2,000                8-28-98
                           Calgary, Alberta

Jason R. Kells(4)          158ResearchWarrndyte      0.20              20,000           4,000                8-28-98
                           Victoria, Australia

Paola Levet(4)             139 Manora Dr. NE         0.20              55,000           11,000               8-28-98
                           Calgary, Alberta

Manuel Galan(4)            723 15TH St. NW           0.20              10,000           2,000                8-28-98
                           Calgary, Alberta

Betty Mah(4)               6455 MacLeod Tr. S        0.20              10,000           2,000                8-28-98
                           Calgary, Alberta


                                       40

Geoffrey A. Mussellam      1823 E. Georgia St.       0.20              10,000           2,000                8-28-98
(4)                        Vancouver, BC

William Dodd(4)            P.O. Box 324              0.20              10,000           2,000                8-31-98
                           Ord, NE 68862

John Felton(4)             3014 Birch                0.20              10,000           2,000                8-31-98
                           Ord, NE 68862

Allana Novotny(4)          813 N. 8TH St             0.20              15,000           3,000                8-31-98
                           Beatrice, NE 68310

James Enright(4)           29402 Gadsden Dr.         0.20              7,500            1,500                8-31-98
                           Brighton, CO 80601

Steve Janiszewski(4)       9409 Grandview Ave.       0.20              6,500            1,300                8-31-98
                           Arvada, CO 80002

Brad Keech(4)              1422 Delgany St. #1       0.20              25,000           5,000                8-31-98
                           Denver, CO 80202

Stephen Weathers(4)        1926 S. Xenon St          0.20              15,000           3,000                8-31-98
                           Lakewood, CO 80228

Thomas A. Anderson(4)      1020 21ST St              0.20              22,500           4,500                8-31-98
                           Golden, CO

Dennis Hulinsky(7)         P.O. Box 67               1.00              4,000            4,000                8-31-98
                           Ord, NE 68862                                                Warrant exercise

Stephen Weathers(5)        1926 S. Xenon St          0.35              5,000            1,750                10-9-98
                           Lakewood, CO 80228

Scot A. Donnato(5)         554 Emerson St            0.35              15,000           5,250                10-9-98
                           Denver, CO 80209

Thomas A. Anderson(5)      1020 21ST St              0.35              4,500            1,575                11-12-98
                           Golden, CO

John J. Bolders(5)         4330 E. 18TH Ave.         0.35              2,000            700                  11-12-98
                           Denver, CO, 80220

David Parker(5)            1720 S. Upham St.         0.35              4,000            1,400                11-12-98
                           Lakewood, CO 80232

John Rinker(5)             9496 Brook Lane           0.35              2,000            700                  11-19-98
                           Lone Tree, CO 80124

William H. Snowden(5)      3818 N. 26TH St.          0.35              10,000           3,500                11-25-98
                           Boulder, CO 80304


                                       41

James W. Attwood(5)        19485 E. Garden Dr.       0.35              5,000            1,750                11-27-98
                           Aurora, CO 80015

Keith MacPhail(5)          4799 D. Whiterock Cr.     0.35              6,000            2,100                11-27-98
                           Boulder, CO 80301

Cory Peterson(5)           2016 W. 83RD              0.35              4,500            1,575                12-1-98
                           Bloominton, MN 55431

Colleen Marshall(5)        8046 Solotare Ct          0.35              7,400            2,590                12-2-98
                           Orlando, FL 32836

Jon C. Jelosek(5)          3686 Barbados Pl.         0.35              6,000            2,100                12-1-98
                           Boulder, CO 80301


Scott Wilding(6)           688 NW 156th Ave.         0.35              25,000           for Services         12-15-98
                           Pembroke Pines, FL                                           Rendered valued
                                                                                        at $8,750


Cecil E. & Gladys M.       1205 Q St                 0.35              7,000            2,450                11-12-98
  McCall(5)                Ord, NE 68862

Gene & Nancy Dorsey        Rt 1 Box 173              0.35              15,000           5,250                11-12-98
(5)                        Arcadia, NE 68815

Allana Novotny(5)          813 N. 8TH St             0.35              15,000           5,250                12-24-98
                           Beatrice, NE 68310

Charles L. Abel   (5)      P.O. Box 294              0.35              15,000           5,250                11-12-98
                           North Loup, NE 68859

Harry J. & Susan K.        105 SOUTH 21ST St.        0.35              3,000            1,050                12-1-98
 Zulkoski(5)               Ord, NE 68862

David Kaslon(5)            104 NORTH 14TH St         0.35              9,500            3,325                12-18-98
                           Ord, NE 68862

Timothy G. Todsen(5)       P.O. Box 111              0.35              4,000            1,400                12-1-98
                           Ord, NE 68862


TITANIUM ENTERTAINMENT     767 106TH Ave. North      0.35              35,000           for Services         12-15-98
 Inc.(6)                   Naples, FL 34108                                             Rendered valued
                                                                                        at $12,250


Thomas M. Osentowski       2002 O St                 0.35              2,000            700                  12-1-98
(5)                        Ord, NE 68862

Don Bryant(5)              8531 E. Chaparral Rd.     0.35              20,000           7,000                11-12-98
                           Scottsdale, AZ 85250

Monte R. McMechen(5)       15300 Great Rock Rd.      0.35              2,800            980                  12-31-98
                           Brighton, CO 80601

                                       42

RAY C. & LINDA K.          334 N. 25TH Street        0.35              12,000           4,200                12-24-98
 McCall  (5)               Beatrice, NE 68310

Kevin J. Hruza(5)          219 N. 23RD St.           0.35              3,000            1,050                12-24-98
                           Ord, NE 68862

Stephen B. Doppler(5)      9084 Armadillo Trail      0.35              14,000           4,900                12-15-98
                           Evergreen, CO 80439

Marilyn Hogue(5)           12373 W. Tufts Ave.       0.35              3,000            1,050                12-19-98
                           Morrison, CO 80465

Dennis Hulinsky(5)         P.O. Box 67               0.35              1,400            490                  12-15-98
                           Ord, NE 68862

David McMechen(5)          4658 S. Coors Ct.         0.35              1,300            455                  11-19-98
                           Morrison, CO 80465

Sean F. Plumb(5)           1517 S. Pagosa St.        0.35              2,000            700                  12-10-98
                           Aurora, CO 80017

Daniel J. Seifert (5)      1135 Pearl St #1          0.35              7,500            2,625                12-18-98
                           Boulder, CO 80302

Joel A. Thompson(5)        4770 Baseline Rd #200     0.35              7,500            2,625                12-18-98
                           Boulder, CO 80303

Scot Abeyta(5)             419 S. Jay St.            0.35              5,700            1,995                12-24-98
                           Lakewood, CO 80226

Randall Downey(5)          9351 S. Autumn Ash Ct     0.35              15,000           5,250                12-23-98
                           Highlands, Ranch, CO

Leslie Peats(5)            530 Vance St.             0.35              28,570           9,999.50             12-23-98
                           Lakewod, CO 80227

John R. & Janie            10975 Cty Rd # 331        0.35              2,500            875                  12-31-98
 Enright (5)               Silt, CO 81652

Kurt Tribelhorn(5)         9469 S. Adelaide Cr.      0.35              3,000            1,050                12-31-98
                           Highlands Ranch, CO

Scott W. Johnson(5)        320 Ashwood Ln            0.35              9,250            3,237.5              12-28-98
                           Georgetown, TX 78628

Jeffrey Tschida(5)         13106 Tilder Dr.          0.35              9,250            3,237.5              12-28-98
                           Austin, TX 78729


Samuel Del Cielo(5)        4269 Sumac Ct.             0.35              25,000           8,750                12-31-98
                           Boulder, CO 80301                          Restricted


                                       43

Randy A. McCall(8)         1909 P St.                0.35              50,000           17,500               12-31-98
                           Ord, NE 68862                              Restricted

Randy A. McCall(7)         1909 P St.                0.01              400,000          4,000                1-7-99
                           Ord, NE 68862                              Restricted       exercise of options

Samuel Del Cielo(7)        4269 Sumac Ct.            0.01              400,000          4,000                1-7-99
                           Boulder, CO 80303                          Restricted       exercise of options

Oriential New              Rue Des Baines 35         0.4375            750,000         52,500 cash and       1-15-99
 Investments(6)            Geneva, Switzerland                                         services valued
                                                                                       at $275,625

Larry D. McNabb(6)         213 E. Highland Ave.      0.553             500,000         services rendered     1-21-99
                           Atlantic Highlands, NJ                                      valued at $276,500


David Kaslon(5)            104 NORTH 14TH St.        0.35              4,500            1,575                2-1-99
                           Ord, NE 68862

Kevin J. Hruza(5)          219 N. 23RD St.           0.35              2,000            700                  2-1-99
                           Ord, NE 68862

Randall Downey(5)          9351 S Autumn Ash Ct      0.35               8,500           2,975                1-25-99
                           Highlands Ranch, CO

Gary A. & Bonnie L.        2339 West Betty Elyse     0.35              34,000           11,900               1-31-99
 Williams(5)               Phoenix, AZ 85223

Theodore M.                4149 West Gelding Dr.     0.35              22,000           7,700                1-31-99
 Williams II(5)            Phoenix, AZ 85053

Sanford L. Schwartz(5)     1010 Orange Pl.           0.35              7,500            2,625                1-27-99
                           Boulder, CO 80304

David Lilja, JR.(5)        4998 W. 103RD Circle      0.35              7,500            2,625                1-27-99
                           Westminster, CO 80030

Charles S. Swanson(5)      1895 Alpine Ave. # 4      0.35              10,000           3,500                1-27-99
                           Boulder, CO 80304

William R. Dodd(5)         807 S. 12TH St            0.35              4,000            1,400                1-29-99
                           Ord, NE 68862

Brian Welniak(5)           Rt. 1 Box 5               0.35              2,000            700                  1.29-99
                           Elyria, NE 68837

Harry J. & Susan K.        105 SOUTH 21ST St         0.35              2,000            700                  1-28-99
 Zulkoski(5)               Ord, NE 68862

Thomas M. Osentowski       2002 O St.                0.35              2,000            700                  1-31-99
(5)                        Ord, NE 68862

                                       44

Marcia Brando Viana        R. Abilio Soares #121     0.35              44,000           15,400               1-31-99
(5)                        Sao Paulo - SP Brazil

Kurt Tribelhorn(8)         9649 S Adelaide Cr.       0.10              49,500           4,950                4-2-99
                           Highlands Ranch, CO

Carl S. Koch(8)            36 Lynn Ct.               0.10              31,500           3,150                4-5-99
                           North Brunswick, NJ

David R. Lilja(8)          4998 W. 103RD             0.10              20,000           2,000                4-5-99
                           Westminster, CO 80030

Sanford L. Schwartz(8)     1010 Orange Pl            0.10              20,000           2,000                4-5-99
                           Boulder, CO80304

Christopher M. Koch(8)     42 S. Tamadge St.         0.10              10,500           1,050                4-5-99
                           New Bruswick, NJ 08901

Lizbeth Koch Pajunas(8)465 Route 513                 0.10              10,500           1,050                4-5-99
                           Califon, NJ 07830


Capital Investment         14995 Horseshoe Trace     0.10              450,000          for Services         4-5-99
 Resources LLC             (6)                                                          Rendered valued
                                                                                        at $45,000

Long H. Nguyen(8)          6776 SW Freeway #180      0.10               62,500          for Services         4-4-99
                           Houston, TX 77074                                            Rendered valued
                                                                                        at $6,250

Sam Del Cielo(8)           4269 Sumac Ct.            0.10              100,000          10,000               4-5-99
                           Boulder, CO 80303                          Restricted

Randy A. McCall(8)         1909 P Street             0.10              150,000          15,000               4-5-99
                           Ord, NE 68862                              Restricted

John & Carmen Exkert       729 Lilac Lane            0.105             700,000          Services Rendered    6-9-99
(9)                        Glendora, CA 91740                         Restricted        valued at $73,500

Reid Johnson(9)            11803 E. Beryl            0.105             700,000          Services Rendered    6-7-99
                           Scottsdale, AZ 85259                       Restricted        valued at $23,500

Mary Ann Kelley(9)         55 Mingus Mtn. Rd.        0.0865            400,000          Services Rendered    7-7-99
                           Sedona, AZ 86336                           Restricted        valued at $34,600

Hangen Family Trust(9)     9429 E Conquistadore      0.0865            400,000          Services Rendered    7-12-99
Donald Hangen, Trustee     Scottsdale, AZ  85255                      Restricted        valued at $34,600

David A. Jacobs(9)         2751 Mill Ave.            0.09              300,000          27,000               10-1-99
                           Brooklyn, NY 11234


Key to Footnotes:

*        Share exchange for subsidiaries

(1) Founders shares - issued pursuant to exemption under Section 4(2) to sophisticated purshasers.

(2) Exchange shares to acquire Bolivian subsidiaries - issued to sophisticated investors pursuant to exemption under Section 4(2)

(3)      Shares issued pursuant to offering under Regulation D, Rule 504.

(4)      Shares issued pursuant to offering under Regulation D, Rule 504.

(5)      Shares issued pursuant to offering under Regulation D, Rule 504.

(6)      Shares issued for services rendered under Regulation D, Rule 504.

(7)      Shares issued for exercise of options.


(8)      Shares issued in private placement under Regulation D, Rule 504

(9)      Shares issued in private placement under Section 4(2)


         Each of the sales listed above was made for the Consideration as listed. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2) and 4(6) of the Securities Act of 1933, as amended when applicable, and Sec. 3(b), Reg. D, Rule 504 where applicable. Based upon Subscription Agreements completed by each of the subscribers, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
- -------------------------------------------------

         The Colorado Statutes provide that the Company may indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

                                   SIGNATURES:

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DATED: March 16, 2001


                                          SUN RIVER MINING, INC.



                                          BY:/s/Randy McCall
                                          President

                                          Directors:


                                          /s/Randy McCall
                                          ------------------
                                          President & Director

                             SUN RIVER MINING, INC.

                          INDEX TO FINANCIAL STATEMENTS



Cover Page                                                            F-1

Auditors Report for years ended September 30, 1999 and 1998           F-2

Balance Sheet                                                         F-3

Statement of Operations                                               F-4

Statement of Cash Flows                                               F-5

Statement of Stockholders' Equity                                     F-6

Notes to Financial Statements                                         F-7 - F-13



Unaudited Interim Financial Statements for December 31, 1999

Cover Page                                                            F-14

Balance Sheet                                                         F-15

Statement of Operations                                               F-16

Statement of Cash Flows                                               F-17

Statement of Stockholders' Equity                                     F-18

Notes to Financial Statements                                         F-19

                             SUN RIVER MINING, INC.
                         (AN EXPLORATION STAGE COMPANY)
                              FINANCIAL STATEMENTS

                               September 30, 1999

                           Michael Johnson & Co., LLC
                          Certified Public Accountants
                        9175 East Kenyon Ave., Suite 100
                             Denver, Colorado 80237

Michael B. Johnson, C.P.A.                             Telephone: (303) 796-0099
Member: A.I.C.P.A.                                     Fax: (303) 796-0137
Colorado Society of C.P.A.s


Board of Directors
Sun River Mining, Inc.
Ord, NE  68862


We have audited the accompanying balance sheet of Sun River Mining, Inc. (An Exploration Stage Company) as of September 30, 1999 and 1998, and the related statements of operations, cash flows, and stockholders' equity for the years ended September 30, 1999 and 1998 and for the period from February 25, 1997 (date of inception) to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sun River Mining, Inc., at September 30, 1999 and 1998 and the results of their operations and their cash flows for the years ended September 30, 1999 and 1998 and for the period from February 25, 1997 (date of inception) through September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern unless it is able to generate sufficient cash flows to meet its obligations and sustain its operations. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/MICHAEL JOHNSON & CO., LLC

Michael Johnson & Co., LLC
Denver, Colorado
February 15, 2000


                                              Sun River Mining, Inc.
                                            (Exploration Stage Company)
                                                   Balance Sheets

                                                                                  1999                 1998
                                                                                  ----                 ----
ASSETS:
Current assets:
   Cash                                                                    $             1,026   $         23,323
   Accounts Receivable-Shareholders                                                      1,884                  0
   Prepaid Expenses                                                                        200              3,726
                                                                           -------------------   ----------------
      Total current assets                                                               3,110             27,049

Fixed assets

   Office Equipment (Net $1,232 depreciation for 1999,
          and $830 for 1998)                                                             1,924              3,156
                                                                           -------------------   ----------------
      Total fixed assets                                                                 1,924              3,156
                                                                           -------------------   ----------------

TOTAL ASSETS                                                               $             5,034   $         30,205
                                                                           ===================   ================

LIABILITIES AND STOCKHOLDERS' EQUITY:
- -------------------------------------
Current liabilities:
   Accounts Payable                                                        $            52,894   $          9,010
   Accrued Expenses                                                                    263,779            136,565
   Directors' Fee Payable                                                                6,683              6,100
   Notes Payable                                                                       262,700            159,555
                                                                           -------------------   ----------------
      Total current liabilities                                                        586,056            311,230
                                                                           -------------------   ----------------

Stockholders' equity:
Preferred Stock, par value $0.01 per share; 50,000,000
shares authorized; no shares issued and outstanding                                          0                  0
Common Stock, no par value; 500,000,000 shares
authorized;
   15,062,090 shares issued and outstanding in 1999 and                              1,894,419            683,806
   9,333,800 shares issued and outstanding in 1998
Net Loss (Accumulated)                                                             (2,475,441)          (964,831)
                                                                           -------------------   ----------------

TOTAL STOCKHOLDERS' EQUITY                                                           (581,022)          (281,025)
                                                                           -------------------   ----------------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                                                    $             5,034   $         30,205
                                                                           ===================   ================



                    The accompanying notes are an integral part of these financial statements.
                                                        F-3

                                              SUN RIVER MINING, INC.
                                           (Exploration Stage Company)
                                              Statement of Operations
                            February 25, 1997 (Inception) Through September 30, 1999

                                                                                                    Feb. 25, 1997
                                                                                                     (Inception)
                                                                                                       through
                                                      1999                        1998              Sept. 30, 1999
                                               -------------------         -------------------      --------------

Revenue                                        $                 0         $                 0      $         0

Expenses:

   Advertising                                              18,500                           0           18,500
   Bank Charges                                                572                         518            1,461
   Consulting                                              761,451                      14,940          854,939
   Depreciation                                              1,232                         511            2,062
   Directors' Fees                                           3,883                       3,500            9,983
   Due Diligence                                            40,454                           0           40,454
   Equipment Rental                                              0                         400            1,733
   Interest                                                 22,007                      12,042           37,897
   Legal and Accounting                                     20,805                      15,952           69,023
   Licenses & Fees                                               0                       5,050            6,220
   Meals & Entertainment                                       773                         171            4,119
   Office Expenses                                           4,415                       7,062           13,446
   Officer's Salaries                                      165,750                      87,000          290,750
   Postage                                                     565                       1,835            3,217
   Printing                                                  4,517                           0            5,580
   Public Relations                                         85,080                           0           85,080
   Rent                                                      4,460                       2,868            7,328
   Taxes                                                     4,604                           0            4,604
   Telephone                                                12,374                      10,730           29,452
   Transfer Agent Expense                                    3,701                       1,550            6,651
   Travel                                                   28,724                       7,745           59,108
                                               -------------------         -------------------      ------------
Total Expenses                                           1,183,867                     171,874        1,551,607

EXTRAORDINARY LOSS
   Impairment loss                                         298,150                     598,984          923,834

Net Loss                                       $       (1,482,017)         $         (770,858)      $(2,475,441)
                                               ===================         ===================      =============

Per Share Information:

   Weighted average number of
     common shares outstanding                          11,741,855                   9,328,800
                                               -------------------         -------------------

Net Loss per Common Share                      $            (0.07)         $            (0.08)
                                               ===================         ===================


                    The accompanying notes are an integral part of these financial statements.
                                                        F-4


                                              Sun River Mining, Inc.
                                           (Exploration Stage Company)
                                              Statement of Cash Flows
                              February 25, 1997 (Inception) Through September 30, 1999


                                                                                                         Feb. 25, 1997
                                                                                                           (Inception)
                                                                                                            through
                                                                    1999                 1998            Sept. 30, 1999
                                                                    ----                 ----            ---------------

Cash Flows from Operating Activities:

Net Loss                                                      $        (838,489)   $       (770,858)     $    (1,803,320)

   Depreciation                                                           1,232                   0                2,062
   Issuance of Common Stock for Services                                383,688                   0              383,688
   Increase (Decrease) in Accounts Payable                               43,884             (19,118)              24,767
   Increase (Decrease) in Accrued Liabilities                           127,214              96,748               (1,582)
   Increase (Decrease) in Directors' Fees Payable                           583               3,500                3,500
   Increase (Decrease) in Notes Payable                                 103,145              24,363              135,124
   Decrease (Increase) in Accounts Rec - Shareholder                     (1,884)                  0               (1,884)
   Decrease (Increase) in Prepaid Expenses                                3,526               2,274                5,800
                                                              -----------------    ----------------      ----------------
Net Cash Flows Used by Operations                                      (820,629)           (663,091)          (1,923,946)

Cash Flows from Investing Activities:

   Decrease in loans for subsidiaries                                         0             534,137              534,137
   Acquisition of Fixed Assets                                                0             (1,878)               (1,559)
                                                              -----------------    ----------------      -----------------
Net Cash Flows Provided by Investing Activities                               0             532,259              532,578

Cash Flows from Financing Activities:

   Issuance of Common Stock                                             798,332             154,000            1,392,394
                                                              -----------------    ----------------      -----------------

Net Cash Flows Provided by Financing Activities                         798,332             154,000            1,392,394

Net Increase (Decrease) in Cash                                        (22,297)              23,168                1,026
                                                              -----------------    ----------------      ----------------

Cash at Beginning of Period                                              23,323                 155                    0
                                                                         ------                 ---      ----------------

Cash at End of Period                                         $           1,026    $         23,323      $         1,026
                                                              =================    ================      ================


                    The accompanying notes are an integral part of these financial statements.
                                                        F-5

                                              Sun River Mining, Inc.
                                           (Exploration Stage Company)
                                               Stockholders' Equity
                                       For The Year Ended September 30, 1999

                                                                                      Deficit
                                                                                   Accum. During
                                                     Common Stock                 the Exploration
                                            # of Shares             Amount             Stage             Totals
- ------------------                          -----------             -----              -----             ------

Inception February 25, 1997                                0    $            0   $                0   $           0

Issuance of stock for cash                           100,000               100                    0             100
Issuance of stock for cash                           111,800           111,800                    0         111,800
Issuance of stock to Founders                        282,200                 0                    0               0
Issuance of stock for Consolidation                8,900,000           312,106                    0         312,106
Issuance of stock for cash                            58,000            58,000                    0          58,000
Issuance of stock for cash                            47,800            47,800                               47,800
Net Loss                                                   0                 0            (193,973)       (193,973)
                                        -------------------------------------- ------------------------------------
Balance - September 30, 1997                       9,499,800           529,806            (193,973)         335,833
                                        ====================================== ====================================

Issuance of stock for Compensation                    30,000            30,000                    0          30,000
Issuance of stock for cash                         1,000,000           200,000                    0         200,000
Consolidation stock cancelled                     (1,200,000)          (50,000)                   0         (50,000)
Issuance of stock for cash                             4,000             4,000                    0           4,000
Net Loss                                                   0                 0             (799,451)       (799,451)
                                        -------------------------------------- ------------------------------------
Balance - September 30, 1998                       9,333,800           685,213             (993,424)       (279,618)
                                        ====================================== ====================================

Issuance of stock for cash                           424,670           159,367                    0         159,367
Issuance of stock for compensation                   800,000             8,000                    0           8,000
Issuance of stock for cash                           750,000           328,125                    0         328,125
Issuance of stock for compensation                   500,000           276,500                    0         276,500
Issuance of stock for cash                           150,000            70,313                    0          70,313
Issuance of stock for cash & services                904,500           122,108                    0         122,108
Issuance of stock for compensation                 1,400,000           147,000                    0         147,000
Issuance of stock for compensation                   800,000            69,200                               69,200
Net Loss                                                                                 (1,482,017)     (1,482,017)
                                        -------------------------------------- ------------------------------------
Balance - September 30, 1999                      15,062,970    $    1,894,419   $       (2,475,441)   $   (581,022)
                                        ====================================== ====================================



                    The accompanying notes are an integral part of these financial statements.
                                                        F-6


                             SUN RIVER MINING, INC.
                           (Exploration Stage Company)
                          Notes to Financial Statements
                               September 30, 1999


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         ORGANIZATION:

         On February 25, 1997, Sun River Mining, Inc. (the Company) was incorporated under the laws of Colorado. In May 1999 management decided to write-off the Sun River Bolivian subsidiaries and to take the subsequent loss, of all investments associated with the subsidiaries. These financial statements recorded the subsequent loss in the current fiscal period. There is also a provision to pay the balance of what was the debt of Rio Del Sol S.A. (a Bolivian subsidiary) in the amount of $246,465, the only contingent liability that the Company believes it will incur regarding the deacquisition of these subsidiaries.

         BASIS OF PRESENTATION:

         The  Company  is  inactive.   The  authorized   capital  stock  of  the
         corporation is 500,000,000 shares of common stock no par value and 50,000,000 shares of preferred stock, $.01 par value.

         EXPLORATION STAGE:

         The Company has not earned significant revenues from planned principal operations or raising capital for exploration and acquisition of mining property. Accordingly, the Company's activities have been accounted for as those of a "Exploration Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be indentified as those of an exploration stage company, and that the statements of operations, stockholders' equity (deficit) and cash flows disclose activity since the date of Company's inception.

         CASH AND CASH EQUIVALENTS:

         For purposes of the statements of cash flows, cash and cash equivalents include cash in banks and money markets with an original maturity of three months or less.

         FIXED ASSETS AND DEPRECIATION:

         The purchased equipment is recorded at cost. Depreciation is computed on purchased property using the straight-line method over the following estimated useful lives of the assets:

                  Equipment                                   5 years

                              SUN RIVER MINING, INC.
                           (Exploration Stage Company)
                          Notes to Financial Statements
                               September 30, 1999

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT):
         -------------------------------------------------------------------

         NOTES PAYABLE:

         Notes payable as of September 30, 1999 consist of the following:

         Note payable to Commercial First National Bank incurring 8%
         interest, due upon demand.                                    $  40,397

         Note payable to Glen Pahnke for unpaid company
         expenses, incurring interest at 8%, due upon demand.             10,000

         Note payable to Randy McCall for unpaid company
         expenses, incurring interest at 8%, due upon demand.             47,303

         Note payable to Dakota Partners dated January 25, 1999,
         incurring interest at 12%, due January, 2001                    165,000
                                                                      ----------
           TOTAL NOTES PAYABLE                                         $ 262,700
                                                                      ==========


         ACCOUNTING FOR IMPAIRMENTS IN LONG-LIVED ASSETS:

         Long-lived  assets  and  identifiable   intangibles  are  reviewed  for
         impairment whenever events or changes in circumstances indicate that the carrying amounts of assets may not be recoverable. Management periodically evaluates the carry value and the economic useful life of its long-lived assets based on the Company's operating performance and the expected future undiscounted cash flows and will adjust the carry amount of assets, which may not be recoverable. On September 30, 1998 the Company recorded a charge against operations of %589,984 related to the write-off of their subsidiaries. The write-off was comprised of $222,031 loss on receivables and a write-off of an advance for expenses of $312,106. On September 30, 1999 the Company recorded a charge against operations of $324,850 related to the write-off of their subsidiaries, comprised of a write-off of an investment of $324,850. Management believes that remaining long-lived assets in the balance sheet are appropriately valued.


         USE OF ESTIMATES:

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                              SUN RIVER MINING, INC.
                           (Exploration Stage Company)
                          Notes to Financial Statements
                               September 30, 1999

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT):
         -------------------------------------------------------------------

         FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The Company's financial instruments include cash, cash equivalents and notes payable. Estimates of fair value of these instruments are as follows:

                  Cash & Cash Equivalents - The carrying amount of cash and cash equivalents approximates fair value due to relatively short maturity of these instruments.

                  Notes  payable - The carrying  amount of the  Company's  notes payable approximate fair value based on borrowing rates currently available to the Company for borrowing with comparable terms and conditions.


         STOCK-BASED COMPENSATION

         The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

         SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. The Company has elected to remain on its current method of accounting as described above, and has adopted the disclosure requirements of SFAS No. 123, effective January 1, 1997.

         FOREIGN OPERATIONS

         The assets and liabilities of the Company's foreign operations are generally translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of stockholders' equity.

                              SUN RIVER MINING, INC.
                           (Exploration Stage Company)
                          Notes to Financial Statements
                               September 30, 1999

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT):
         -------------------------------------------------------------------

         Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, except those transactions which operate as a hedge of an identifiable foreign currency commitment or as a hedge of an foreign currency investment position, are included in the results of operations as incurred.

         BUSINESS SEGMENT INFORMATION

         The Company implemented SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective January 1, 1998. The
         Company's reportable segments are geographic areas that provide Internet services and products.

         CAPITAL STRUCTURE

         The Company has implemented SFAS No. 129, "Disclosure of Information about Capital Structure," effective January 1, 1998, which established standards for disclosing information about an entity's capital structure. The implementation of SFAS No. 129 has no effect on the Company's financial statements

         COMPREHENSIVE INCOME

         The Company has  implemented  SFAS No.  130,  "Reporting  Comprehensive
         Income," effective January 1, 1998, which requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of a statement of financial position. The implementation of SFAS No. 130 required the Company to reclassify translation adjustments as other comprehensive income, as a separate component of stockholders' equity.

         START-UP COSTS

         Effective January 1, 1998, the Company also adopted the provisions of the American Institute of Certified Public Accountants' Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 provides guidance on the financial reporting of start-up and organization costs and requires such costs to be expensed as incurred. This new requirement did not have a significant effect on the financial statements for 1999 or 1998.

         RECLASSIFICATIONS

         Certain prior period amounts have been reclassified to conform to the current year presentation.

                              SUN RIVER MINING, INC.
                           (Exploration Stage Company)
                          Notes to Financial Statements
                               September 30, 1999


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT):
         -------------------------------------------------------------------

FEDERAL INCOME TAX:

         The Company accounts for income taxes under SFAS No. 109, which requires the asset and liability approach to accounting for income taxes. Under this approach, deferred income taxes are determined based upon differences between the financial statement and tax bases of the Company's assets and liabilities and operating loss carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized if it is more likely than not that the future tax benefit will be realized.

         Significant components of the Company's deferred tax liabilities and assets are as follows:
                                                             SEPTEMBER 30
                                                         1999             1998
                                                          ----             ----
DEFERRED TAX LIABILITY                           $          0      $          0
                                                 =============     =============
Deferred Tax Assets
  Net Operating Loss Carryforwards                  2,464,441           770,858
  Book/Tax Differences in Bases of Assets              11,000             9,000
  Less Valuation Allowance                         (2,475,441)         (779,858)
                                                 -------------     -------------
TOTAL DEFERRED TAX ASSETS                        $          0      $          0
                                                 =============     =============
NET DEFERRED TAX LIABILITY                       $          0      $          0
                                                 =============     =============


NOTE 2 - INCOME TAXES:
- ------------------------

As of September 30, 1999, the Company had a net operating loss carryforward for federal tax purposes approximately equal to the accumulated deficit recognized for book purposes, which will be available to reduce future taxable income. The full realization of the tax benefit associated with the carryforward depends predominantly upon the Company's ability to generate taxable income during the carryforward period. Because the current uncertainty of realizing such tax assets in the future, a valuation allowance has been recorded equal to the amount of the net deferred tax asset, which caused the Company's effective tax rate to differ from the statutory income tax rate. The net operating loss carryforward, if not utilized, will begin to expire in the year 2010.


NOTE 3 - NET (LOSS) PER COMMON SHARE:
- -------------------------------------

         The net (loss) per common share of the Common Stock is computed based on the weighted average number of shares outstanding.

                              SUN RIVER MINING, INC
                          (Exploration Stage Company)
                          Notes to Financial Statements
                               September 30, 1999

NOTE 4 - PURCHASE AGREEMENT
- ---------------------------

         Sun River Mining, Inc. delivered 8,900,000 newly issued common shares to NBI and RIO shareholders pro rata and warrants to purchase 500,000 shares at $1.00 per share in exchange for 99.8% of the issued and outstanding shares each of RIO and NBI. The acquisition of NBI and RIO was accounted for by the purchase method of accounting.

NOTE 5 - GOING CONCERN
- -----------------------

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained a substantial operations loss this year. As shown in the financial statements, the Company incurred a net loss of $1,482,017 for 1999 and $799,451 for 1998. At September 30, 1999, current liabilities exceed current assets by $586,056. These factors indicate that the Company has substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

         In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued
         operations of the Company, which in turn is dependent upon the Company's ability to meet its financial requirements, and the success of its future operations. Management believes that actions being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern. The action being taken is to search for Company's that wish to merge or be acquired.

                              SUN RIVER MINING, INC
                          (Exploration Stage Company)
                          Notes to Financial Statements
                               September 30, 1999

NOTE 6 - OPTION AGREEMENT
- -------------------------

         At the date of this registration the Company has no intention of offering further shares in a private offering to anyone except that its President has an option to purchase 300,000 s hares of common stock at $.10 per share.

NOTE 7 - EMPLOYMENT CONTRACTS
- -----------------------------

         Employment contract for Randy McCall (Officer) contained an option to purchase 400,000 shares of common stock, this option was exercised on January 7 for $.01 per share ($4,000). Employment contract for Sam DelCielo (Officer) contained an option to purchase 400,000 shares of common stock, this option was exercised January 7 for $.01 per share ($4,000).

                             SUN RIVER MINING, INC.
                         (A Exploration Stage Company)

                              FINANCIAL STATEMENTS

               For the Three Month Period Ended December 31, 1999

                                              Sun River Mining, Inc.
                                          (Exploration Stage Company)
                                                   Balance Sheets
                                                    (Unaudited)
                                                                       Dec. 31, 1999         Sept. 30, 1999
                                                                       -------------         --------------
ASSETS:
Current assets:

   Cash                                                              $                81    $           1,026
   Prepaid Expenses                                                                    0                  200
   Accounts Receivable - Del Cielo                                                 1,884                1,884
                                                                     -------------------    -----------------
      Total current assets                                                         1,965                3,110

Fixed assets
   Office Equipment - Net of depreciation                                          1,732                1,924
                                                                     -------------------    -----------------
      Total fixed assets                                                           1,732                1,924
                                                                     -------------------    -----------------
TOTAL ASSETS                                                         $             3,697    $           5,034
                                                                     ===================    =================

LIABILITIES AND STOCKHOLDERS' EQUITY:
- -------------------------------------
Current liabilities:
   Accounts Payable                                                  $            53,891    $          52,894
   Accrued Expenses                                                              313,466              263,779
   Directors' Fee Payable                                                          6,683                6,683
   Notes Payable                                                                 222,266              262,700
                                                                     -------------------    -----------------
      Total current liabilities                                                  596,306              586,056
                                                                     -------------------    -----------------

Stockholders' equity:
Preferred Stock, par value $0.01 per share; 50,000,000
shares authorized; no shares issued and outstanding                                    0                    0
Common Stock, no par value; 500,000,000 shares authorized;
   15,362,970 shares issued and outstanding for December, 1999                 1,921,419            1,222,298
   and 15,062,970 shares issued and outstanding for September, 1999.
Deficit accumulated during the exploratory stage                             (2,514,028)          (1,803,320)
                                                                     -------------------    -----------------
TOTAL STOCKHOLDERS' EQUITY                                                     (592,609)            (581,022)
                                                                     -------------------    -----------------
TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                                              $             3,697    $           5,034
                                                                     ===================    =================

                                          See accountant's review report.
                                                       F-15


                                               SUN RIVER MINING, INC.
                                           (Exploration Stage Company)
                                             Statements of Operations
                                                    (Unaudited)
                                                  Three Months               Three Months                Feb. 25, 1997
                                                      Ended                     Ended                    (Inception)
                                                  Dec. 31, 1999              Dec. 31, 1998          to December 31, 1999
                                               -------------------         -------------------      ---------------------
REVENUE                                        $                 0         $                 0      $              0

EXPENSES:

   Advertising                                                                               0                18,500
   Bank Charges                                                136                         454                 1,597
   Consulting                                               18,000                      31,163               872,939
   Depreciation                                                192                         830                 2,254
   Directors' Fees                                           5,378                       3,883                15,361
   Due Diligence                                                 0                           0                40,454
   Equipment Rental                                              0                           0                 1,733
   Interest                                                      0                       3,880                37,897
   Legal and Accounting                                          0                       5,750                69,023
   Licenses & Fees                                               0                           0                 6,220
   Meals & Entertainment                                         0                         773                 4,119
   Office Expenses                                             328                       1,182                13,774
   Officer's Salaries                                       52,500                      50,375               343,250
   Postage & Shipping                                            0                         565                 3,217
   Printing                                                      0                       1,481                 5,580
   Public Relations                                            425                      28,162                85,505
   Rent                                                        730                       1,220                 8,058
   Taxes                                                        53                       1,141                 4,657
   Telephone                                                   557                       3,796                30,009
   Transfer Agent Expense                                      500                       1,091                 7,151
   Travel                                                      185                       7,248                59,293
                                               -------------------         -------------------       --------------------
TOTAL EXPENSES                                              78,984                     142,994             1,630,591

EXTRAORDINARY (GAIN) LOSS
     Forgiveness of Debt                                   (40,397)                          0               (40,397)
     Impairment loss                                             0                     100,658               923,834
                                               -------------------         -------------------       ---------------------
Net (Loss)                                     $          ( 38,587)         $         (243,652)       $    (2,514,028)
                                               -------------------         -------------------       ---------------------
Per Share Information:
   Weighted average number of
     common shares outstanding                          11,741,855                   9,333,800
                                               -------------------         -------------------
Net Loss per Common Share                      $           (0.002)         $            (0.03)
                                               ===================         ===================


                                          See accountant's review report.
                                                       F-16


                                              Sun River Mining, Inc.
                                           (Exploration Stage Company)
                                              Statement of Cash Flows
                                                   (Unaudited)

                                                                                                         Feb. 25, 1997
                                                               Three Months          Three Months        (Inception)
                                                                 Ended                 Ended                  to
                                                               Dec. 31, 1999         Dec. 31, 1998       Dec. 31, 1999
                                                                    ----                 ----                ------

Cash Flows from Operating Activities:

Net Loss                                                      $       ( 38,587)    $       (243,652)     $    (2,514,028)
 Adjustments to reconcile net loss to cash used
  in operating activities:
   Depreciation                                                             192                 830                2,254
   Forgiveness of Debt                                                  (40,397)                  -              (40,397)
   Issuance of Common Stock for Services                                      -                   -              383,688
   Increase (Decrease) in Accounts Payable                               16,626               1,335               53,891
   Increase (Decrease) in Accrued Liabilities                            37,502                   -              352,404
   Decrease (Increase) in Accounts Rec - Shareholders                       245              (2,129)              (1,884)
   Decrease (Increase) in Prepaid Expenses                               (3,526)               (200)                   -
                                                              -----------------    ----------------      ---------------
Net Cash Flows Used by Operations                                      (27,945)           (243,816)           (1,784,072)

Cash Flows from Financing Activities:

   Proceeds from Notes Payable                                               -              72,884               222,266
   Issuance of Common Stock                                             27,000             159,367             1,541,887
                                                              -----------------    ----------------      ---------------
Net Cash Flows Provided by Financing Activities                         27,000             232,251             1,764,153

Net Increase (Decrease) in Cash                                           (945)            (11,565)                   81
                                                              -----------------    ----------------      ---------------

Cash and cash equivalents - Beginning of period                           1,026              23,323                    -
                                                              -----------------    ----------------      ---------------

Cash and cash equivalents - End of period                     $              81    $         11,758      $            81
                                                              =================    ================      ===============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash Paid During the Year for:
     Interest                                                 $               -    $              -      $             -
                                                              =================    =================     ===============
     Income Taxes                                             $               -    $              -      $             -
                                                              =================    =================     ===============


                                        See accountant's review report.
                                                       F-17



                                              Sun River Mining, Inc.
                                           (Exploration Stage Company)
                                        Statement of Stockholders' Deficit
                                                    (Unaudited)
                                                                                      Deficit
                                                                                   Accum. During
                                                     Common Stock                 the Exploration
                                            # of Shares             Amount             Stage             Totals
- ------------------                          -----------             -----              -----             ------

Inception February 25, 1997                                0    $            0   $                0   $           0

Issuance of stock for cash                           100,000               100                    0             100
Issuance of stock for cash                           111,800           111,800                    0         111,800
Issuance of stock to Founders                        282,200                 0                    0               0
Issuance of stock for Consolidation                8,900,000           312,106                    0         312,106
Issuance of stock for cash                            58,000            58,000                    0          58,000
Issuance of stock for cash                            47,800            47,800                               47,800
Net Loss                                                   0                 0            (193,973)       (193,973)
                                        -------------------------------------- ------------------------------------
Balance - September 30, 1997                       9,499,800           529,806            (193,973)         335,833
                                        ====================================== ====================================

Issuance of stock for Compensation                    30,000            30,000                    0          30,000
Issuance of stock for cash                         1,000,000           200,000                    0         200,000
Consolidation stock cancelled                     (1,200,000)          (50,000)                   0         (50,000)
Issuance of stock for cash                             4,000             4,000                    0           4,000
Net Loss                                                   0                 0             (799,451)       (799,451)
                                        -------------------------------------- ------------------------------------
Balance - September 30, 1998                       9,333,800           713,806             (993,424)       (279,618)
                                        ====================================== ====================================

Issuance of stock for cash                           424,670           159,367                    0         159,367
Issuance of stock for compensation                   800,000             8,000                    0           8,000
Issuance of stock for cash                           750,000           328,125                    0         328,125
Issuance of stock for compensation                   500,000           276,500                    0         276,500
Issuance of stock for cash                           150,000            70,313                    0          70,313
Issuance of stock for cash & services                904,500           122,108                    0         122,108
Issuance of stock for compensation                 1,400,000           147,000                    0         147,000
Issuance of stock for compensation                   800,000            69,200                               69,200
Net Loss                                                                                 (1,482,017)     (1,482,017)
                                        -------------------------------------- ------------------------------------
Balance - September 30, 1999                      15,062,970    $    1,894,419   $       (2,475,441)   $   (581,022)
                                        ====================================== ====================================

Issuance of stock for cash                           300,000    $       27,000   $                0   $      27,000
Net Loss                                                   0    $            0   $         ( 38,587)   $   ( 38,587)
                                        -------------------------------------- ------------------------------------
Balance - December 31, 1999                       15,362,970    $    1,921,419   $       (2,514,028)   $   (592,609)
                                        ====================================== ====================================


                                          See accountant's review report.
                                                       F-18


                             SUN RIVER MINING, INC.
                         (A Exploration Stage Company)
                         Notes to Financial Statements


1.  Presentation of Interim Information

In the opinion of the management of Sun River Mining, Inc., the accompanying unaudited financial statements include all normal adjustments considered necessary to present fairly the financial position as of December 31, 1999, and the results of operations for the three months ended December 31, 1999 and 1998, and cash flows for the three months ended December 31, 1999 and 1998. Interim results are not necessarily indicative of results for a full year.

The financial statements and notes are presented as permitted by Form 10-Q, and do not contain certain information included in the Company's audited financial statements and notes for the fiscal year ended September 30, 1999.

                                INDEX TO EXHIBITS

         SK#               3.1      Articles of Incorporation*

                           3.2      Bylaws of Sun River Mining, Inc.*




* Previously filed with Form 10SB12G under file #000-29621








                                       50